Jardines

Jardine Matheson Limited
48th Floor Jardine House
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

Group Secretariat

DAIRY FARM INTERNATIONAL HOLDINGS LIMITED
Securities and Exchange Commission File No.82-2962

28th April 2004

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

Dear Sirs

Dairy Farm International Holdings Limited
2003 Final Dividend

We enclose for your information a notification dated 28th April 2004 in respect of the above Company which was lodged with the UK Listing Authority today.

Yours faithfully
JARDINE MATHESON LIMITED

Neil M McNamara
Group Corporate Secretary

encl.

Company	Dairy Farm International Hldgs Ld
TIDM	DFI
Headline	Dividend
Released	10:42 28 Apr 2004
Number	0822Y

DAIRY FARM INTERNATIONAL HOLDINGS LIMITED

2003 FINAL DIVIDEND

We wish to advise the following Pound Sterling equivalent of the 2003 final dividend of the above Company. The dividend will be paid on 12th May 2004, subject to approval at the Annual General Meeting.

2003 final dividend per share:	US cents 3.20
GBP equivalent:	1.7875 pence

I should be grateful if you could arrange to distribute the above information as appropriate.

Neil M McNamara, Jardine Matheson Limited
For and on behalf of Dairy Farm International Holdings Limited

28th April 2004

www.dairyfarmgroup.com

END

Jardines

Jardine Matheson Limited
48th Floor Jardine House
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

Group Secretariat

RECEIVED
2004 MAY -4 A 11:28
OFFICE OF INTERNATIONAL CORPORATE FINANCE

DAIRY FARM INTERNATIONAL HOLDINGS LIMITED
Securities and Exchange Commission File No.82-2962

23rd April 2004

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

Dear Sirs

Dairy Farm International Holdings Limited ("DFIH")

In accordance with the requirements under the listing rules of the UK Listing Authority, the UK Listing Authority has today been notified on behalf of DFIH, of which Mr Ronald J Floto is a Director, of the following Director's share transaction in Jardine Matheson Holdings Limited ('JMH'), the holding company of DFIH:

Name of Director	Nature of Transaction	Date of Transaction	Shares of Company Acquired	No. of Ordinary Shares Acquired	Consideration Per Unit
Ronald J Floto	Acquisition of ordinary shares	22/04/2004	JMH	4,800	US$10.30

Yours faithfully
JARDINE MATHESON LIMITED

Neil M McNamara
Group Corporate Secretary